Exhibit 99.2

Navios Maritime Partners L.P. Announces $35 Million Public Offering of Common Units

Monaco, February 13, 2018—Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an international owner and operator of container and drybulk vessels, announced today that it has agreed with investors to sell approximately 18.4 million common units for an aggregate of approximately $35.0 million in a registered direct offering at $1.90 per common unit, which includes the sale of approximately $5 million of common units to Navios Maritime Holdings Inc. The offering is expected to close on or about February 21, 2018. Navios Partners estimates that the net proceeds from the offering, after deducting estimated offering expenses and placement agent fees, will be approximately $33.3 million. Navios Partners expects to use the net proceeds from the registered direct offering for general working capital purposes, including vessel acquisitions.

Navios Partners’ common units trade on the New York Stock Exchange under the symbol “NMM.”

Fearnley Securities, Inc. acted as sole lead manager. S. Goldman Advisors LLC and Fearnley Securities AS acted as lead placement agents. Fearnley Securities AS is not a U.S. registered broker-dealer and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended.

A shelf registration statement relating to Navios Partners’ common units was previously filed by Navios Partners with the U.S. Securities and Exchange Commission and has been declared effective.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus. When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from: Fearnley Securities, Inc., 880 Third Avenue, 16th Floor, New York, NY 10022, Attention: Prospectus Department or by emailing prospectus@fearnleys.com.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE: NMM) is a publicly traded master limited partnership which owns and operates container and drybulk vessels.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 2 1E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charter. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements related to the anticipated public offering of shares. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular, fluctuations in charter rates for dry cargo carriers and container vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the U.S. Securities and Exchange Commission, including its Form 20-Fs and Form 6-Ks. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com